E. Ramey Layne  rlayne@velaw.com
Tel 212.237.0135  Fax 917.849.5349

October 24, 2011

Via EDGAR

Mara Ransom

Legal Branch Chief

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Niska Gas Storage Partners LLC
Amendment No. 3 to Registration Statement on Form S-3
Filed October 5, 2011
File No. 333-174988

Dear Ms. Ransom:

On behalf of the Registrants, as defined herein, we are filing Amendment No. 4 to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Niska Gas Storage Partners LLC (“Niska Partners”), Niska Gas Storage US, LLC, Niska Gas Storage US Finance Corp., Niska Gas Storage Canada ULC, Niska Gas Storage Canada Finance Corp. and the additional registrant guarantors listed in the Registration Statement (collectively, the “Registrants”).

Set forth below are the Registrants’ responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated October 14, 2011 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, the exact text of the comments provided by the Staff has been included in bold face type in the order presented in the letter from the Staff.  The Registrants’ response to each comment is set forth immediately below the text of the applicable comment.

The Registrants have authorized us to respond to the Staff’s comments on their behalf.  Information provided in this letter on behalf of the Registrants and their executive officers, directors and controlling persons has been provided to us by the Registrants.

1.                        We note your response to comment three in our letter dated September 28, 2011 and the filing of the tax opinion as Exhibit 8.2. In this regard, we also note in the

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fourth paragraph the second clause in the first sentence that it states “and we undertake no obligation to update this opinion subsequent to the date hereof.” This language appears to contradict the first clause which states that the opinion is rendered as of the effective date. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

Response:        The Registrants have obtained a revised opinion which eliminates this limitation.

Exhibit 5.2 and 5.3

2.                        We note your response to comment seven in our letter dated September 28, 2011 and the refilling of Exhibits 5.2 and 5.3. In each opinion, in the paragraph titled “applicable law,” it states with regard to the applicable law that the opinion is limited as to state of the law “in effect at the date hereof.” Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

Response:        The Registrants have obtained revised opinions which eliminate this limitation.

3.                        We note your response to comment seven in our letter dated September 28, 2011 with regard to previously filed Exhibit 5.4. In paragraph 2 “Dutch Law,” it states “this opinion is limited to Dutch law in effect on the date of this opinion.” Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

Response:        The Registrants have obtained a revised opinion which eliminates this limitation.

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Please direct any questions that you have with respect to the foregoing to E. Ramey Layne at (212) 237-0135 or Brian J. Rosenblatt at (212) 237-0064.

Very truly yours,

/s/ E. Ramey Layne
E. Ramey Layne
Vinson & Elkins L.L.P.

cc:	Ronald A. Alper
Lillyanna Peyser
Jason A. Dubchak
Mike Rosenwasser